Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

DuPont Merger and Dow to Combine in of Equals Will Create Highly Focused Leading Businesses in Agriculture, Material Science and Specialty Products December 11, 2015

Regulation G The attached charts include information that does not conform to generally accepted accounting principles (GAAP). Management of the companies believe that an analysis of this data is meaningful to investors because it provides insight with respect to comparisons of the ongoing operating results of the companies. These measures should not be viewed as an alternative to GAAP measures of performance. Furthermore, these measures may not be consistent with similar measures provided by other companies. This data should be read in conjunction with previously published reports by the respective companies on Forms 10-K, 10-Q, and 8-K. These reports, along with reconciliations of non-GAAP measures to GAAP are available on our respective websites. Reconciliations of non-GAAP measures to GAAP are also included with this presentation. Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of DowDuPont common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 1

Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Dow and DuPont will cause DowDuPont to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN T HEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following: Dow 2030 Dow Center Midland, MI 48674 Attention: Investor Relations +1 989-636-1463 DuPont 974 Centre Road Wilmington, DE 19890 Attention: Investor Relations +1 302-774-4994 Participants in the Solicitation Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

A Combination Unlocking Exceptional Value Across Three Leading Businesses


DOW
DUPONT
DowDuPont
Agriculture
Revenue: ~$19B1
Material Science
Revenue: ~$51B1
Specialty Products
Revenue: ~$13B1

- Highly-synergistic merger of equals projected[2] to unlock ~$30 billion of market value
- Intent to pursue tax-free[3] separation into three independent companies:
  - Leading Global Pure-play Agriculture Business
  - Leading Pure-play Material Science Business
  - Leading Technology and Innovation-driven Specialty Products Business
- Transaction creates ~$3 billion in cost synergies
  - Opportunity for potential growth synergies of ~$1 billion

1. *Based on Dow and DuPont's Net Sales as reported in each companies' 2014 Form 10-K filing. Dow values have been adjusted to exclude Dow Chlorine Products' third party sales, as defined in the 9/2/15 S-4/A filing made by Olin Corporation. DuPont's Net Sales exclude the Performance Chemicals segment.*
2. *Projected $30B in market value based on assumption of an EV/EBITDA multiple of 10x on the $3B in synergies.*
3. *Refers to U.S. taxes only. Intended separation may incur taxes in other jurisdictions.*

3

Creates Global Leaders Based on Strong Industrial Logic

Agriculture
Revenue: ~$19B[1]

DuPont ~$11B + Dow ~$7B

DuPont ~$11B	Dow ~$7B
Agriculture	Agricultural Sciences

Material Science
Revenue: ~$51B[1]

Dow ~$45B + DuPont ~$6B

Dow ~$45B	DuPont ~$6B
Performance Plastics	Performance Materials
Performance Materials & Chemicals	
Infrastructure Solutions	
Consumer Solutions: - Consumer Care - Dow Automotive Systems	

Specialty Products
Revenue: ~$13B[1]

DuPont ~$11B + Dow ~$2B

DuPont ~$11B	Dow ~$2B
Electronics & Communications	Consumer Solutions: - Dow Electronic Materials
Nutrition & Health	
Industrial Biosciences	
Safety & Protection	

INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES

Broad offering and robust pipeline across germplasm, biotech traits and crop protection





Low-cost integration and innovation combined with expanded customer offerings in key growth sectors





World-class innovation process and application development capabilities





Attractive Investment Profiles with Stronger Product Offerings to Better Serve Customers

Note: Numbers may not sum due to rounding.

1. Based on Dow and DuPont's Net Sales as reported in each companies' 2014 Form 10-K filing. Dow values have been adjusted to exclude Dow Chlorine Products' third party sales, as defined in the 9/2/15 S-4/A filing made by Olin Corporation. DuPont's Net Sales exclude the Performance Chemicals segment.

4

Transaction Overview • Combined market capitalization of approximately $130 billion at announcement • Targeting an investment grade credit rating • Expected transaction closing in 2H 2016 5 • Shareholder approval required from both companies • Subject to regulatory approvals and other customary closing conditions Closing Considerations • Dual headquarters in Wilmington, Delaware and Midland, Michigan Location • Andrew N. Liveris will be named Executive Chairman • Edward D. Breen will be named CEO • DowDuPont Board of Directors to have 16 directors, consisting of eight current Dow directors and eight current DuPont directors, including Breen and Liveris, and two independent co-lead directors • Advisory Committees to be established for the Agriculture, Material Science and Specialty Products businesses at time of transaction closing Governance • DuPont shareholders to receive 1.282 shares of DowDuPont for each DuPont share • Dow shareholders to receive 1.00 share of DowDuPont for each Dow share • Dividend policy to be consistent with current policies at both companies Shareholder Considerations • All-stock merger of equals transaction • Combined company will be named DowDuPont • Anticipated separation into three independent, publicly traded companies expected to occur as soon as feasible Transaction Structure

Total Cost Synergies of ~$3 Billion

Total DowDuPont Synergies	
Total Cost Synergies	~$3B
Total Growth Synergies	~$1B
Total Synergies	**~$4B**
Costs to Achieve[1]	*$3.5B - $4.1B*

Cost Synergies by Business


~$3B
~$0.3B
~$1.5B
~$1.3B
Specialty Products
Material Science
Agriculture

Cost Synergies by Function


~$3B
~40%
~30%
~20%
~10%
COGS
SG&A
Leveraged Services
R&D

100% of Run-Rate Cost Synergies Achieved within the First 24 Months from Transaction Closing

Note: Numbers may not sum due to rounding.
1. One-time integration costs.

6

Significant Cost Synergy Opportunities

	Agriculture	Material Science	Specialty Products
Business Synergies	• Drive seed production and go-to-market cost efficiencies • Eliminate duplicative R&D programs including breeding, traits and chemical discovery • Enhance supply chain and global site optimization	• Optimize global footprint across manufacturing, sales and R&D facilities • Capture feedstock / hydrocarbons synergies • Enhance operational excellence in production cost efficiencies	• Leverage R&D spend (programs, resources, sites) in the electronics space • Optimize manufacturing in the electronics space • Leverage raw materials buy in key market segments
Corporate Synergies	• Reduce corporate and leveraged services costs • Realization of significant procurement synergies		
Total Cost Synergies	~$1.3B	~$1.5B	~$0.3B

Transaction Synergies are Above and Beyond Dow and DuPont Standalone Cost Reduction Programs	
DUPONT	**$700 million in cost reductions to be realized in 2016**[1] • Business and corporate costs
DOW	**3-year, $1 billion productivity plan (2015-2017)** • $300 million to be realized in 2016 (prior to expected transaction close)

1. Replaces DuPont's prior guidance on cost savings.

7

Creates Leading Global Agriculture Company

- **World's leading production agriculture business with most comprehensive and diverse seed and crop protection portfolio with exceptional opportunity for growth**
- **Rich history and sustainable commitment to production agriculture**
- **Robust innovation pipeline of germplasm, biotech traits and crop protection technologies**
- **Market access driving grower benefits through complementary offerings with broader access and deeper customer intimacy in every geography**

#1 Player with Most Comprehensive and Diverse Seed and Crop Protection Portfolio



2014 Revenue ($ in billions)
Crop Protection
Seeds
$19[1]
$16[2]
$14[3]
$12[4]
$11
$7
$7[5]
DUPONT
DOW
MON
SYNN
BAYN
DUPONT
DOW
BAS[6]

Source: Company information. Based on Dow and DuPont's Net Sales as reported in each companies' 2014 Form 10-K filing. Dow values have been adjusted to exclude Dow Chlorine Products' third party sales, as defined in the 9/2/15 S-4/A filing made by Olin Corporation. DuPont's Net Sales exclude the Performance Chemicals segment.
Note: Numbers may not sum due to rounding.
1. $19B includes AgroFresh which was divested on 7/31/15.; 2. Monsanto 2014 revenues are calendarized.; 3. Syngenta revenues reflect only crop protection and seeds segments. Excludes eliminations and Lawn & Garden segment.; 4. Bayer revenues exclude environmental science segment, converted at USD/EUR rate of 1.32.; 5. BASF revenue converted at USD/EUR rate of 1.32. 6. BASF.

8

Complementary Strengths Across Product Offerings

Combines Portfolios of Leading Products...

Germplasm / Traits

Seed Brands

- Pioneer
- Dow Seeds
- Mycogen Seeds
- PROaccess Genetics

Traits

- Enlist
- Insect Control Portfolio
- AQUAmax
- plenish[1]
- Specialty
- POWERCORE

Advanced Technologies

Crop Protection

Insecticides

- RYNAXYPYR
- DuPont CYAZYPYR
- DuPont Steward
- Indoxacarb
- ISOCLAST

Herbicides

- RINSKOR ACTIVE
- ARYLEX
- DuPont Accent Q
- Sulfonylureas
- Pyroxsulam

Fungicides

- ZORVEC
- DuPont Acanto
- Picoxystrobin
- INATREQ ACTIVE

Other Emerging Technologies

- DuPont Dermacor
- N-Serve
- DuPont Lumivia

...With Strong Capabilities Driving Future Growth



Germplasm
Traits
Insecticides
Herbicides
Fungicides
Emerging Tech
Corn
Soy
Cotton
Wheat
Canola
Fruits & Veg
Other
Emerging Capabilities
Established Strength

1. This product is fully approved in the U.S. and Canada. Traits included in these products may or may not be approved in all global markets.

9

Creates A Leading Global Material Science Company

- **Fulfills Dow's long-term vision of becoming a fully integrated pure play materials company**
- **Leader in materials with competitive offerings for customers in high-growth, high-value sectors**
- **Leading solutions provider to key industries through expanded leadership in packaging innovation as well as performance plastics, elastomers, fibers for engineered applications in transportation and construction**
- **Enhances opportunity to cross-sell in a number of key end markets, including packaging, transportation and infrastructure solutions:** Leverage complementary products and channel overlap (i.e., in automotive)
- **Improves cost position:** Leverages Dow platform (i.e., low cost feedstock)
- **Bolsters innovation leadership:** Broad and shared scope of technology and application development capabilities

Industry-leading Integration and Innovation Powerhouse



2014 Revenue ($ in billions)
$66[1]
$51
$45
$40
$32
$19
$17
$16[2]
$13
$11
$11[3]
$6
BAS
Dow
DuPont
Dow
HON
MMM
AKZA
EVK[3]
PPG
SOLB
SHW
EMN
DuPont

Source: Company information. Based on Dow and DuPont's Net Sales as reported in each companies' 2014 Form 10-K filing. Dow values have been adjusted to exclude Dow Chlorine Products' third party sales, as defined in the 9/2/15 S-4/A filing made by Olin Corporation. DuPont's Net Sales exclude the Performance Chemicals segment. USD/EUR rate of 1.32. Note: Numbers may not sum due to rounding.
1. Excludes revenues from Agricultural Solutions, Oil & Gas and other segment revenues.; 2. Pro forma for acquisition of Comex.; 3. Pro forma for acquisition of Taminco. 3. Evonik Industries.

10

Integration and Innovation with Low-Cost Position

Underpinned by Operational and Commercial Excellence

Low Cost Monomers

Building Blocks
- Ethylene
- Propylene

Science & Engineering

Platforms
- High-Throughput Research
- Catalyst Discovery & Ligand Synthesis
- Polymer Science (DUPONT)
- Material Science (DUPONT)
- Formulation Sciences
- Process Engineering (DUPONT)
- High-Performance Computer Modeling
- (DUPONT) Application Development

Key End Markets

Solutions
- Packaging
- Transportation
- Construction
- *Electronics*
- Consumer
- Energy/Water
- Durables & Industrial
- *Agriculture*

70% OF REVENUE FOCUSED IN THREE KEY END MARKETS

Packaging

- Leader in thermoplastics, elastomers, finished parts and biopolymers
- World's largest packaging materials supplier
- Leading global provider to the electrical and telecommunications industry

Transportation

- Leader in OEM glass bonding, aftermarket glass bonding, structural bonding and brake fluids
- #2 position in rubber-to-metal bonding and polyurethane systems applications for tier suppliers
- Leader with broad portfolio of solutions, spanning "under the hood", exteriors and "in the car"
- Leader in lightweighting platforms for transmissions, driveline and structural bonding

Construction

- The greatest breadth of acrylic chain technologies, including industry-leading positions in acrylic binders, HEUR rheology modifiers, dispersants and opaque polymers
- Leader in extruded polystyrene foam insulation and cellulosic-based construction chemical additives
- Leader in one-component foams in retail and acrylic-based construction chemicals in North America

DOW DUPONT 11

Material Science: Packaging and Transportation Examples

Five-layer Plastic Food Package – Packaging Example

Multi-layer Films



Example packaging layers
Dow
DuPont
Thickness (microns)
160
140
120
100
60
80
40
20
0
Inner Layer
LLDPE
EVA
Nylon
EVA
LLDPE
Outer Layer
Example 1
Inner Layer
Surlyn®
Nucrel®
LDPE
Nucrel®
Nylon
Outer Layer
Example 2

Key Takeaways

- Film and sheet represent majority of PE and EVA market
- Multilayer films are very popular in food and beverage due to unique properties (e.g., thickness, strength, sealing properties)
- Delivers value to customers by taking an integrated approach to their design needs
- Packaging is a growth end market as more of the world desires convenience foods with increased packaging functionality
- Multilayer is often a combination of DuPont and Dow products

Combination Establishes Material Science as a Leading Solution Provider – Automotive Example

Advantages

Dow

- Leader in thermosets for automotive applications
- Broad auto exteriors and "in the car" portfolio

DuPont

- Leader in high performance engineered resins and parts
- Broad "under the hood" portfolio

Opportunities

DowDuPont

- Leverage complementary products and channel overlap – same customers / end markets for different products
- More complete solutions for multi-material platforms at OEMs



DuPont
Dow

Dow DuPont
12

Creates Leading Specialty Products Company

- **Unique businesses that share similar investment characteristics and focus in specialty products**
- **Core strengths in technology development and innovation:** Clear capital allocation focus
- **"Asset lite/high touch":** Value added businesses driven by secular trends in consumer spending
- **Leading brands:** Tyvek®, Kevlar®, Nomex® and Tedlar®
- **Scale across portfolio:** Global leadership in each business segment

	Electronics & Communications	Nutrition & Health	Industrial Biosciences	Safety & Protection
2014 Revenue	~$4B	~$4B	~$1B	~$4B
Leading Positions	• Solar PV materials • CMP pads • **Lithographic materials** • Metallization material	• Texturants & systems • Emulsifiers • **Cultures & probiotics**	• Biofuels (1st and 2nd gen.) • Bioactives - Animal nutrition - Home & personal care - Brewing & baking • Biomaterials (PDO)	• Aramid fibers & paper • Protective garments • **Tyvek®** • Kevlar® • Nomex® • Corian®
Selected Competitors	• Hitachi • Air Products • Shin-Etsu • Asahi Kasei • Cabot Microelectronics	• Ingredion • Kerry • DSM • Tate & Lyle • FMC • Chr. Hansen	• Novozymes • DSM • Poet-DSM • Codexis	• Honeywell • 3M • DSM • Teijin


Dow
DUPONT


Health
Nutrition


Biomaterials
Enzymes


Process technologies & consulting services
Aramids
Solid Surfaces
Nonwovens

Based on Dow and DuPont's Net Sales as reported in each companies' 2014 Form 10-K filing. Note: Numbers may not sum due to rounding.

13

A New Global Electronics Products Leader Combination of DuPont’s Electronics & Communications and Dow Electronic Materials creates the technology leader across four high growth segments: semiconductor materials, advanced packaging, solar-photovoltaic materials and display materials in semiconductor, solar PV, and next-gen display offerings; Larger toolkit to solve customer in solar, miniaturization in • Leverage customer relationships – and electronics companies 14 Creates a Market Leader with the Broadest Technology Offering in the Industry Value and Growth Drivers •Innovation capabilities – Enabling next-gen technical advances electronics packaging and displays •Scale – Broad portfolio of OLED manufacturing leverage opportunities •Growth in adjacent portfolios – cost and performance challenges semiconductors and advanced packaging Complementary presence in Asia, stronger relations with key solar Key Areas of Complementary Strengths Photoresist, ARCs, Etchants CMP pads, slurries Metallization materials  Solar backsheet, encapsulants - Electronics packaging Display materials

DowDuPont Financial Profile

	Dow[1]	DuPont[2]	DowDuPont
Revenue	~$54B	~$28B	~$83B
Operating EBITDA	~$9B	~$6B	~$15B
Operating EBITDA margin %	*~17%*	*~21%*	*~18%*
Dividend Policy	45% of Net Income	25-45% of Cash from Operations	Consistent with Current Policies at Both Companies
Credit Rating[3]	BBB/Baa2/BBB	A-/A3/A	Targeting an Investment Grade Credit Rating
Net Debt[4]	$12.1B	$6.2B	$18.3B

Plus Total Cost Synergies of ~$3 Billion

Source: Based on Dow and DuPont's Net Sales and EBITDA as reported in each companies' 2014 Form 10-K filing. Note: Numbers may not sum due to rounding. 1. Dow values have been adjusted to exclude Dow Chlorine Products' third party sales, as defined in the 9/2/15 S-4/A filing made by Olin Corporation. 2. DuPont's Net Sales and EBITDA exclude the Performance Chemicals segment. 3. S&P/Moody's/Fitch. 4. Net debt as of 9/30/15. Dow net debt figure excludes $3B net debt reduction following close of RMT transaction with Olin in October 2015.

15

Governance Highlights • • Andrew N. Liveris to be named Executive Chairman with focus on Material Science Edward D. Breen to be named President and CEO with focus on Agriculture and Specialty Products Breen and CFO are collectively responsible for DowDuPont’s financial oversight Combined Board of Directors to have 16 directors, consisting of eight current Dow directors and eight current DuPont directors, including Breen and Liveris, and two independent co-lead directors • • 16 Intended Separation into Three Companies •Advisory Committees to be established for each of the intended companies: Agriculture, Material Science and Specialty Products at time of merger closing •Breen to be responsible for establishment, integration and operation of Agriculture and Specialty Products •Liveris to be responsible for the establishment, integration and operation of Material Science •In these roles, both Liveris and Breen will report to the Board of Directors Merged Entity

Transaction Creates Global Leaders in Agriculture, Material Science And Specialty Products • Strong Industrial Logic: Highly complementary companies create strong, focused businesses with enhanced scale, unique growth strategies and differentiated technologies Financially Compelling: MOE unlocks significant market value through total cost synergies of ~$3 billion Tax-free structure maximizes value Creates three powerhouse companies Customers Win: Superior solutions, complementary offerings and expanded choices Attractive Investment Profile: Creates distinct financial profiles and clear investment thesis for each business • • • 17 Drives Significant Long-term Value for All Shareholders

APPENDIX 18

DuPont Non-GAAP Reconciliations RECONCILIATIONS OF ADJUSTED EBITDA TO CONSOLIDATED INCOME STATEMENTS (dollars in millions, except per share) 2014 Income from continuing operations before income taxes Add: Significant items (benefit) charge before income taxes(1) $ 4,313 (209) Add: Non-operating pension/OPEB costs 128 Operating earnings before income taxes Less: Net income attributable to noncontrolling interests from continuing operations Add: Interest expense $ 4,232 10 377 Add: Depreciation and amortization 1,366 Adjusted EBITDA from operating earnings $ 5,965 (1) For complete details of significant items, see DuPont’s quarterly earnings news releases. 19

Dow Non-GAAP Reconciliations RECONCILIATIONS OF ADJUSTED EBITDA (dollars in millions, except per share) 20 EBITDA Reconciliation2014 Net Income Attributable to The Dow Chemical Company$3,772 + Net Income Attributable to Noncontrolling Interests67 + Provision for Income Taxes1,426 Income Before Income Taxes$5,265 + Depreciation and Amortization2,747 - Interest Income51 + Interest expense and amortization of debt discount983 Earnings before interest, income taxes, depreciation and amortization (EBITDA)$8,944 Adjustments for Certain Items, included in EBITDA Asset impairments and related costs $ (73) Asbestos-related charge (78) Dow Corning Implant Liability Adjustment 407 Charge related to Dow Corning's Clarksville, TN site abandonment (500) Costs associated with portfolio and productivity actions (49) Warranty accrual adjustment of exited business (100) Total Certain Items included in EBITDA$(393) Operating EBITDA (non-GAAP)$9,337 Less: EBITDA related to Dow Chlorine Products (Source: Olin Corporation 9/2/15 S-4/A filing)$235 Operating EBITDA excluding Dow Chlorine Products$9,102

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other

2

forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

3